

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 6, 2016

Via E-mail
Thomas S. Olinger
Chief Financial Officer
Prologis, Inc. and Prologis, L.P.
Pier 1, Bay 1
San Francisco, California 94111

> Re: **Prologis, Inc. and Prologis, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 19, 2016**
> **File No. 001-13545 and No. 001-14245**

Dear Mr. Olinger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

1.   Please explain to us how you have met all of the disclosure requirements of Item 10(e) of Regulation S-K as it relates to your presentation of Real Estate Operations and Strategic Operations NOI. Include within your response how you considered the guidance in Question 104.04 of the CD&I related to Non-GAAP Financial Measures with respect to these measures.

Results of Operations, page 19

2.   Please tell us how your results of operations discussion comply with Item 10(e) (i) (A) of Regulation S-K.

Same Store Analysis, page 22

3.   We note your response to our comment 1 in your letter dated April 6, 2015 indicating in future annual filings, you would reconcile same store rental income, rental expenses and NOI to amounts presented in your consolidated statements of operations on an annual basis. We are unable to locate this reconciliation. Please advise.

Funds From Operations, page 32

4.   We note your presentation of FFO, as defined by Prologis attributable to common stockholders and unitholders and your highlighting of this number in your press releases that contained your quarterly earnings and supplemental operating and financial data. In future filings, for clearer disclosure please consider labeling this number as Adjusted or Modified FFO attributable to common stockholders and unitholders.

Earning Release on Form 8-K filed July 19, 2016
Exhibits 99.1 and Exhibit 99.2

5.   Please clearly label Core FFO, AFFO, Adjusted EBITDA, same store NOI cash, Adjusted cash NOI (actual), Adjusted cash NOI (pro forma), Annualized Pro Forma NOI etc. as non-GAAP financial measures throughout Exhibit 99.1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or the undersigned at (202) 551-3856 if you have questions regarding the financial statements and related matters. Please contact Folake Ayoola, Senior Staff Attorney, at (202) 551-3673 or Tom Kluck, Legal Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities